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[...] D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

CM

SEC FILE NUMBER
8-52922

FACING PACE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FBT Investments, Inc.

OFFICIAL USE ONLY
104463
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

909 Poydras Street, Suite 2250
(No. and Street)

New Orleans	LA	70112
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Yolanda B. Wessel — 504-584-5888 (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

SEC Mail Processing Section
FEB 2 6 2010
Washington, DC
110

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LaPorte, Sehrt, Romig & Hand
(Name- *if individual, state last, first, middle name*)

110 Veterans Blvd., Suite 200	Metairie	LA	70005
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Sec 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

OATH OR AFFIRMATION

I, Leonard N. Alsfeld, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FBT Investments, Inc. as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President, CEO
Title

Notary Public

James Kenneth LeDoux
Notary Public
Bar No. 27835
Parish of Jefferson, State of Louisiana
My commission is for life



This report ** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

Independent Auditor's Report 1

Financial Statements

Statement of Financial Condition 2

Statement of Loss 3

Statement of Changes in Stockholders' Equity 4

Statement of Changes in Liabilities Subordinated to Claims of General Creditors 5

Statement of Cash Flows 6

Notes to Financial Statements 7 - 10

Supplementary Information

Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission 11

Schedule II - Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission 12

Schedule III - Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission 12

Schedule IV - Schedule of Segregation Requirements and Funds in Segregation for Customers' Regulated Commodity Futures and Options Accounts 12

Independent Auditor's Report on Internal Control 13 - 14


LAPORTE SEHRT
ROMIG HAND
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report

The Board of Directors
FBT Investments, Inc.

We have audited the accompanying statement of financial condition of FBT Investments, Inc. (the Company) as of December 31, 2009, and the related statements of loss, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FBT Investments, Inc. as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



A Professional Accounting Corporation

Metairie, LA
February 19, 2010

110 VETERANS MEMORIAL BOULEVARD, SUITE 200, METAIRIE, LA 70005-4958 • 504.835.5522 • FAX 504.835.5535
5100 VILLAGE WALK, SUITE 300, COVINGTON, LA 70433-4012 • 985.892.5850 • FAX 985.892.5956
TOWN HALL WEST, 10000 PERKINS ROWE, STE. 200, BATON ROUGE, LA 70810-1797 • 225.296.5150 • FAX 225.296.5151
WWW.LAPORTE.COM

FBT INVESTMENTS, INC.
Statement of Financial Condition
December 31, 2009

Assets		
Cash and Cash Equivalents	$	37,336
Restricted Cash		45,000
Money Market Investments Held at Clearing Organization		204,070
Receivable from Clearing Broker		66,759
Due from Related Parties		91,237
Furniture and Equipment, at Cost, Less Accumulated Depreciation of $170,381		42,492
Other Assets		45,611
Total Assets	$	532,505
Liabilities and Stockholders' Equity		
Liabilities		
Accounts Payable and Accrued Expenses	$	95,720
		95,720
Stockholders' Equity		
Common Stock - $1 Par Value; 1,334 Shares Authorized, Issued and Outstanding		1,334
Additional Paid-In Capital		1,039,007
Accumulated Deficit		(603,556)
Total Stockholders' Equity		436,785
Total Liabilities and Stockholders' Equity	$	532,505

The accompanying notes are an integral part of these financial statements.

FBT INVESTMENTS, INC.
Statement of Loss
For the Year Ended December 31, 2009

Revenues	
Commission Income	$ 696,210
Fee Income	232,692
Interest, Dividends and Other Income	15,385
Total Revenues	944,287
Expenses	
Employee Compensation and Benefits	732,689
Occupancy and Equipment	108,869
Fees	109,137
Other Operating Expenses	171,822
Total Expenses	1,122,517
Net Loss	$ (178,230)

The accompanying notes are an integral part of these financial statements.

FBT INVESTMENTS, INC.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2009

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total
Balance - December 31, 2008	$ 1,334	$ 1,039,007	$ (425,326)	$ 615,015
Distributions to Stockholder	-	-	-	-
Net Loss for the Year 2009	-	-	(178,230)	(178,230)
Balance - December 31, 2009	$ 1,334	$ 1,039,007	$ (603,556)	$ 436,785

The accompanying notes are an integral part of these financial statements.

FBT INVESTMENTS, INC.
Statement of Changes in Liabilities
Subordinated to Claims of General Creditors
For the Year Ended December 31, 2009

Subordinated Liabilities - Beginning of Year	$ -
Increases	-
Decreases	-
Subordinated Liabilities - End of Year	$ -

The accompanying notes are an integral part of these financial statements.

FBT INVESTMENTS, INC.
Statement of Cash Flows
For the Year Ended December 31, 2009

Cash Flows from Operating Activities	
Net Loss	$ (178,230)
Adjustments to Reconcile Net Loss to Net	
Cash Used in Operating Activities	
Depreciation	11,751
Decrease in Receivable from Clearing Broker	76,754
Increase in Due from Related Parties	(65,460)
Decrease in Other Assets	5,656
Increase in Accounts Payable and Accrued Expenses	15,929
Net Cash Used in Operating Activities	(133,600)
Cash Flows from Investing Activities	
Purchases of Furniture and Equipment	(6,322)
Decrease in Money Market Investments, Net	103,586
Net Cash Provided by Investing Activities	97,264
Net Decrease in Cash and Cash Equivalents	(36,336)
Cash and Cash Equivalents, Beginning of Year	73,672
Cash and Cash Equivalents, End of Year	$ 37,336

The accompanying notes are an integral part of these financial statements.

Note 1. Summary of Significant Accounting Policies

Business of the Company

FBT Investments, Inc. (the Company) is a wholly owned subsidiary of Firstrust Corporation (the Parent), a Louisiana bank holding company.

The Company provides retail brokerage services to customers primarily in Louisiana. The Company is a registered broker-dealer pursuant to the Securities Exchange Act of 1934, and is a member of the Financial Industry Regulatory Authority. The Company is a non-clearing broker and, as such, has an agreement with a third-party clearing organization to carry and clear its customers' margin, cash accounts, and transactions on a fully-disclosed basis.

Furniture and Equipment

Furniture, equipment, and leasehold improvements are stated at cost, less accumulated depreciation computed on the straight-line method over the estimated useful lives of the assets. Depreciation and amortization charged to operations amounted to $11,751 for the year ended December 31, 2009.

Income Taxes

The Company is an S Corporation for income tax purposes. Under this election, taxable income or loss of the Company is included in the tax return of its stockholder.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Commission income and expenses related to customers' securities transactions are reported on the trade date basis. Fee income is recorded as the related services are provided and fees are earned.

Note 2. Receivable from Clearing Brokers

Accounts receivable from clearing brokers represent uncollected commissions and fees due from other brokers.

Note 3. Agreement with Clearing Organization

The Company utilizes Pershing, LLC as its clearing broker. Terms of the agreement with the clearing organization call for the Company to maintain compensating balances of $25,000. At December 31, 2009, $25,000 of cash is restricted for that purpose. In addition, terms of the agreement require the Company to compensate Pershing, LLC on a "per transaction" basis with a minimum compensation of $25,000 per calendar quarter.

Note 4. Commitments and Contingencies

The Company clears all customers' securities transactions through a clearing broker, on a fully disclosed basis, which, in accordance with accounting principles generally accepted in the United States of America, are not included on the statement of financial condition. These transactions are referred to as an "off-statement of financial condition commitments" and differ from the Company's statement of financial condition activities in that they do not give rise to funded assets or liabilities. The Company receives a commission for initiating such transactions for its customers. Initiating these trades for its customers involves various degrees of credit and market risk in excess of amounts recognized on the statement of financial condition. The Company minimizes its exposure to loss under these commitments by subjecting the customer accounts to credit approval, monitoring processes, and by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company and the clearing broker monitor required margin levels daily and, positions when necessary.

Once a trade is executed, a customer is allowed three business days to settle the transaction by payment of the settlement price (when purchasing securities) or the delivery of the securities (when selling securities). The Company is required by law to immediately complete a securities transaction when a customer fails to settle. The Company is at risk for any loss realized in completing transactions for its customers. At December 31, 2009, all unsettled transactions were subsequently settled by customers without loss to the Company or open commitments were adequately collateralized.

The Company leases office space under leases expiring in 2016. Future minimum lease payments under these operating leases are as follows:

2010	$ 47,609
2011	47,609
2012	47,609
2013	47,609
2014	47,609
Thereafter	63,479
Total	$ 301,524

Rent expense for 2009, totaled $51,381 and is included in the Statement of Loss under occupancy and equipment expenses.

Note 5. Income Taxes

The Company accounts for income taxes in accordance with the provisions of the Income Taxes Topic of the FASB Accounting Standards Codification (ASC) 740. ASC 740 prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and also provides guidance on various related matters such as derecognition, interest, penalties and disclosures required. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in income tax expense.

As stated in Note 1, taxable income or loss of the Company is included in the tax return of its stockholder. The Company's stockholder files U.S. federal income tax returns, and the Company files state income tax returns in several jurisdictions. Returns filed in these jurisdictions for tax years ended on or after December 31, 2006 are subject to examination by the relevant taxing authorities. The Company is not currently under examination by any taxing authority.

The Company adopted the provisions of ASC 740 on January 1, 2009. At that time, and as of December 31, 2009, the Company had no uncertain tax positions.

Note 6. Related Party Transactions

The Company's cash and cash equivalents at December 31, 2009, were held by First Bank and Trust (FBT), an affiliate. Additionally, a restricted certificate of deposit of $20,000 was held at FBT at December 31, 2009.

The Company has an agreement with its Parent to provide management and human resource services. During 2009, fees paid to the Parent under this agreement totaled $47,019.

The Company has an agreement to provide management and support services to an affiliate. Amounts charged to affiliates totaled $81,000 for the year ended December 31, 2009.

Note 7. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009, the Company had net capital of $172,843, which was $122,843 in excess of its required net capital of $50,000. The Company's aggregate indebtedness to net capital ratio was .55 to 1 at December 31, 2009.

Note 8. Employee Benefit Plans

The Company participates with its affiliates in a deferred contribution 401(k) plan which covers substantially all of its full-time employees. The plan includes employee contributions and matching contributions by the Company subject to certain limitations. In addition, the Company may contribute additional amounts to the plan at its discretion, based on its profits for the year. The aggregate contributions to the plan for the year ended December 31, 2009, totaled $8,717.

Note 9. Evaluation of Subsequent Events

During the year, the Company adopted FASB ASC Topic 855, *Subsequent Events*. ASC 855 establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. Specifically, it sets forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. The adoption of ASC 855 had no impact on the Company's financial statements.

In accordance with ASC 855, the Company evaluated subsequent events through February 19, 2010, the date these financial statements were available to be issued. There were no material subsequent events that required recognition or additional disclosure in these financial statements.

FBT INVESTMENTS, INC.
Supplementary Information
December 31, 2009

Schedule I
Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

Net Capital	
Total Stockholders' Equity	$ 436,785
Deductions and/or Charges	
Furniture and Equipment	(42,492)
Non-Allowable Receivables and Other Assets	(172,369)
Other Deductions	(45,000)
Net Capital Before Haircuts on Securities Positions	176,924
Haircuts on Securities	4,081
Net Capital	$ 172,843
Aggregate Indebtedness	$ 95,720
Computation of Basic Net Capital Requirement	
Minimum Net Capital Required	$ 50,000
Excess of Net Capital	$ 122,843
Excess Net Capital at 1000%	$ 163,271
Ratio: Aggregate Indebtedness to Net Capital	0.55
Reconciliation with Company's Computation	
(Included in Part II of Form X-17A-5 as of December 31)	
Net Capital, as Reported in Company's Part II (Unaudited) FOCUS Report	$ 172,843
Net Capital Per Above	$ 172,843

FBT INVESTMENTS, INC.
Supplementary Information

Schedule II
Computation for Determination of Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission

FBT Investments, Inc. is exempt from the reserve requirements and the related computations for the determination thereof under paragraph k(2)(ii) of Rule 15c3-3 under the Securities and Exchange Act of 1934, as FBT Investments, Inc. carries no margin accounts in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to customers.

During the year ended December 31, 2009, FBT Investments, Inc. has maintained its compliance with the conditions for exemption specified in paragraph k(2)(ii) of Rule 15c3-3.

Schedule III
Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission

FBT Investments, Inc. is exempt from the reserve requirements and the related computations for the determination thereof under paragraph k(2)(ii) of Rule 15c3-3 under the Securities and Exchange Act of 1934, as FBT Investments, Inc. carries no margin accounts in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to customers.

During the year ended December 31, 2009, FBT Investments, Inc. has maintained its compliance with the conditions for exemption specified in paragraph k(2)(ii) of Rule 15c3-3.

Schedule IV
Schedule of Segregation Requirements and Funds in Segregation for Customers' Regulated Commodity Futures and Options Accounts

FBT Investments, Inc. is exempt from the reserve requirements and the related computations for the determination thereof under paragraph k(2)(ii) of Rule 15c3-3 under the Securities and Exchange Act of 1934, as FBT Investments, Inc. carries no margin accounts in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to customers.

During the year ended December 31, 2009, FBT Investments, Inc. has maintained its compliance with the conditions for exemption specified in paragraph k(2)(ii) of Rule 15c3-3.



LaPorte Sehrt
Romig Hand
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report on Internal Control

The Board of Directors
FBT Investments, Inc.

In planning and performing our audit of the financial statements of FBT Investments, Inc. (the Company) for the year ended December 31, 2009, in accordance with the standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

110 Veterans Memorial Boulevard, Suite 200, Metairie, LA 70005-4958 • 504.835.5522 • Fax 504.835.5535
5100 Village Walk, Suite 300, Covington, LA 70433-4012 • 985.892.5850 • Fax 985.892.5956
Town Hall West, 10000 Perkins Rowe, Ste. 200, Baton Rouge, LA 70810-1797 • 225.296.5150 • Fax 225.296.5151
WWW.LAPORTE.COM

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, shareholders, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



A Professional Accounting Corporation

Metairie, LA
February 19, 2010



LAPORTE SEHRT
ROMIG HAND
CERTIFIED PUBLIC ACCOUNTANTS

Independent Accountant's Report on Applying Agreed-Upon Procedures

To the Board of Directors
FBT Investments, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation (Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009, to December 31, 2009, which were agreed to by FBT Investments, Inc., and SIPC, solely to assist you and the other specified parties in evaluating FBT Investments, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). FBT Investments, Inc.'s management is responsible for FBT Investments, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2009 less revenues reported on the FOCUS reports for the period from January 1, 2009, to March 31, 2009, with the amounts reported in Form SIPC-7T for the period from April 1, 2009, to December 31, 2009, noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, noting no differences;

110 Veterans Memorial Boulevard, Suite 200, Metairie, LA 70005-4958 • 504.835.5522 • Fax 504.835.5535
5100 Village Walk, Suite 300, Covington, LA 70433-4012 • 985.892.5850 • Fax 985.892.5956
Town Hall West, 10000 Perkins Rowe, Ste. 200, Baton Rouge, LA 70810-1797 • 225.296.5150 • Fax 225.296.5151
www.laporte.com

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences; and

5. If there was any overpayment applied to the current assessment on Form SIPC-7T, we compared it to the assessment form on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be, and should not be, used by anyone other than these specified parties.



A Professional Accounting Corporation

Metairie, LA
February 22, 2010

FBT INVESTMENTS, INC.

Audit of Financial Statements

December 31, 2009